NATICS CORP.

App 6, Yehuda Gorodiski 1

Rehovot, Israel 7623101

August 18, 2022

Attention:

Joyce Sweeney, Kathleen Collins,

Edwin Kim and Joshua Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:

Natics Corp.

Registration Statement on Form S-1

Filed June 10, 2022

File No. 333-265518

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Natics Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-265518), as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m. Eastern Daylight Time on August 22, 2022, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Natics Corp.

/s/ Guy Pirotsky

Guy Pirotsky,

President, Chief Executive Officer, and Director